        March 26, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management, Room 5001

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Mary Cole

Re:	Aston Funds (the “Registrant” or the “Trust”)
1933 Act. No. 33-68666
1940 Act No. 811-8004
Post-Effective Amendment No. 145

Dear Ms. Cole:

On January 10, 2013, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 145 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the Trust’s offering of Class N and Class I shares of the ASTON/LMCG Emerging Markets Fund (the “Fund”), a series of the Trust. You provided comments on the Registration Statement to Vedder Price P.C. by telephone on February 12, 2013. The following sets forth those comments and the Trust’s responses to them. All references are to the Prospectus and Statement of Additional Information included in Post-Effective Amendment No. 145 filed with the Commission on January 10, 2013 pursuant to Rule 485(a) under the Securities Act of 1933. The Trust intends to file a final post-effective amendment pursuant to Rule 485(b) on or about March 26, 2013.

Prospectus

1. Comment: Please confirm supplementally that the fee waiver/expense reimbursement referenced in footnote (c) to the “Annual Fund Operating Expenses” table will be in effect for at least one year following the date of effectiveness of the Registration Statement with respect to the Fund.

United States Securities and Exchange Commission

March 26, 2013

Response: Registrant confirms that the fee waiver/expense reimbursement agreement will have an initial term ending on March 31, 2014.

2. Comment: In the “Principal Investment Strategies” section, please clarify the disclosure regarding the Fund’s investment in particular industries.

Response: Registrant has revised the Prospectus in response to the staff’s comment.

3. Comment: Please ensure that that disclosure in the “Principal Investment Strategies” section regarding the market capitalization of the companies in which the Fund may invest is compatible with the “Principal Risks” section.

Response: Registrant has revised the Prospectus in response to the staff’s comment by including a reference to investment in small-cap companies and mid-cap companies to the “Principal Investment Strategies” section to ensure consistency with the “Principal Risks” section.

4. Comment: In the “Additional Information Regarding Investment Strategies” section, in the discussion of the Defensive Strategy, consider adding disclosure that the Fund may not achieve its objective if it utilizes a defensive strategy.

Response: Registrant has included the requested disclosure in response to the staff’s comment.

5. Comment: In the “Related Performance” section, please confirm supplementally that the accounts that comprise the composite are not subject any sales load.

Response: For the information of the staff, Registrant confirms that no sales load is charged to the separately managed accounts comprising the composite.

6. Comment: In the “Related Performance” section, in the performance tables, please include the name of the Index presented and confirm if the Index presented is the same index discussed in the “Principal Investment Strategies” section.

Response: All information in the performance table, including the name of the index, has been completed. For the information of the staff, the index discussed in the “Principal Investment Strategies” section is the MSCI Emerging Markets IMI Index, which reflects the Fund’s all-cap investment strategy. The index presented in the performance tables in the “Related Performance” section is the MSCI Emerging Markets Index, which is broadly recognized as a benchmark index for emerging markets.

United States Securities and Exchange Commission

March 26, 2013

Statement of Additional Information

7. Comment: With respect to the discussion of the Fund’s use of Derivative Instruments, if the Fund will write credit default swaps, please confirm that the full notional value of the swap will be covered. If the Fund will engage in total return swaps, please confirm that the Fund will comply with Investment Company Act Release No. 10666.

Response: For the information of the staff, Registrant confirms that the Fund will not utilize credit default swaps or total return swaps. Registrant has revised the Statement of Additional Information in response to the staff’s comment.

We believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7738.

Very truly yours, /s/ Michael J. Murphy Michael J. Murphy

MJM

cc:	Gerald Dillenburg
Deborah Bielicke Eades

March 26, 2013

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Aston Funds (the “Registrant”)
Registration Statement on Form N-1A
File Numbers 811-8004; 33-68666

Dear Ms. Cole:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 145 under the Securities Act of 1933 to the Registrant’s registration statement on Form N-1A filed with the Commission on January 10, 2013.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aston Funds

By:	/s/ Gerald F. Dillenburg
Name:	Gerald F. Dillenburg
Title:	Senior Vice President, Secretary, Chief Operating Officer and Chief Compliance Officer